UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
AEHR TEST SYSTEMS
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00760J108
(CUSIP Number)
JMS Capital Group Wealth Services LLC
Melissa Tsaggaris Corso | CCO
4900 Perry Highway, Suite 300
Pittsburgh, PA 15229
412.415.1177
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)
December 31, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON: PWA Real Estate, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-1277040
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 245,218
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 245,218
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.47%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON: Dharma Group Insurance Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 46-4362294
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,176
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 305,176
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.83%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON: John M. Schneider I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,946
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,946
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON: Private Wealth Advisors 401k PSP FBO John Schneider I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 331,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 331,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.99%
14	TYPE OF REPORTING PERSON EP

CUSIP No.: 00760J108
ITEM 1.	SECURITY AND ISSUER:
Common Stock AEHR Test Systems 400 Kato Terrace Fremont, CA 94539
ITEM 2.	IDENTITY AND BACKGROUND:
PWA Real Estate, LLC - 4900 Perry Highway, Ste. 300, Pittsburgh, PA 15229

Private Wealth Adv 401K PSP FBO John M. Schneider - 4900 Perry Highway, Ste. 300, Pittsburgh, PA 15229

Dharma Group Insurance Co. - 4900 Perry Highway, Ste. 300, Pittsburgh, PA 15229

John M. Schneider - 905 Beaver Street, Sewickley, PA 15143

PRESENT OR PRINCIPAL OCCUPATION OR EMPLOYMENT, OR PRINCIPAL BUSINESS:

PWA Real Estate, LLC - Principal business is real estate holdings.

Private Wealth Adv 401K PSP FBO John M. Schneider - N/A

Dharma Group Insurance Co. - Principal business is insurance.

John M. Schneider - Principal employment is Financial Advisor at JMS Capital Group Wealth Services LLC | 4900 Perry Highway, Suite 300, Pittsburgh, PA 15229

CONVICTION OF CRIMINAL PROCEEDINGS:

N/A

CIVIL PROCEEDINGS:

N/A

CITIZENSHIP:
PWA Real Estate, LLC - Pennsylvania
Private Wealth Adv 401K PSP FBO John M. Schneider - United States of America
Dharma Group Insurance Co. - Delaware
John M. Schneider - United States of America
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
PWA Real Estate, LLC - Income from operations and a total amount of funds used in making the purchases of $352,620.77.

Private Wealth Adv 401K PSP FBO John M. Schneider - Readily available assets in the plan and a total amount of funds used in making the purchases of $352,620.77.

Dharma Group Insurance Co. - Income from operations and a total amount of funds used in making the purchases of $755,882.47.

John M. Schneider - Income from employment and a total amount of funds used in making the purchases of $0.

ITEM 4.	PURPOSE OF TRANSACTION:
The shares purchased have been acquired for investment.

(d) John Schneider, the reporting person, has become a member of the Board of Directors of the Issuer. Mr. Schneider has no plans to change the number or the term of the directors of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a) Amount beneficially owned:
895,140
Percent of class:
5.379% (based on the shares of Common Stock outstanding as of December 31, 2016)

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

PWA Real Estate, LLC 245,218
Private Wealth Adv 401K PSP FBO John M. Schneider - 331,800
Dharma Group Insurance Co. - 305,176
John M. Schneider 12,946

(ii) Shared power to vote or to direct the vote:

John M. Schneider 895,140

(iii) Sole power to dispose or to direct the disposition of:

PWA Real Estate, LLC 245,218
Private Wealth Adv 401K PSP FBO John M. Schneider - 331,800
Dharma Group Insurance Co. - 305,176
John M. Schneider 12,946

(iv) Shared power to dispose or to direct the disposition of:

John M. Schneider 895,140

(c) Description of transactions:

The following purchases were effected in the past 60 days: N/A

(d) N/A

(e) N/A

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
1. Non-Disclosure Agreement between John Schneider and AEHR Test Systems, a California corporation, dated November 5, 2014.
2. Common Stock Purchase Agreement between investors and AEHR Test Systems, a California corporation, dated November 24, 2014.
3. Offer Letter for the position of member of Board of Directors, AEHR Test Systems dated November 22, 2014 which became effective December 3, 2014.

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
SEE ATTACHED EXHIBIT A

CUSIP No.: 00760J108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 06 2017	PWA Real Estate, LLC By: 1) /s/ John M. Schneider 2) /s/ John M. Schneider 3) /s/ John M. Schneider Name: John M. Schneider Title: 1) 2) and 3) - Owner / President
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 00760J108
EXHIBIT A

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: August 18, 2015

PWA REAL ESTATE, LLC
By: /s/ John M. Schneider
Name: John M. Schneider
Title: President

PRIVATE WEALTH ADV 401K PSP FBO JOHN M. SCHNEIDER
By: /s/ John M. Schneider
Name: John M. Schneider
Title: Owner

DHARMA GROUP INSURANCE CO.
By: /s/ John M. Schneider
Name: John M. Schneider
Title: President

/s/ John M. Schneider